

SEC File No. 82-34725

Agricore United

SUPPL

HIGHER GRAIN SHIPMENTS BOOST AGRICORE UNITED THIRD QUARTER PROFITS

September 7, 2006 (Winnipeg, Manitoba) – Agricore United (TSX:AU) today announced its third quarter results which continue to show improved grain shipments for the nine months ended July 31, 2006. The company shipped 12 percent more grain compared to the same period a year ago at a higher margin per tonne. The significant improvement in grain handling earnings together with improved livestock segment performance contributed to Agricore United's net earnings of $56.3 million ($0.95 diluted earnings per share) for the quarter, an increase of $7.7 million or 16% over the restated $48.3 million profit ($0.82 diluted earnings per share) for the same quarter last year.

"The results in our grain segment are certainly the best we've seen in recent years and we're beginning to capture the benefit of our tremendous operating leverage," says Brian Hayward, Chief Executive Officer, Agricore United. "Since our costs are relatively fixed, just a 12 percent improvement in grain shipments this year translated directly into an 87 percent improvement in grain operating income."

Earnings from the Crop Production Services (CPS) segment declined in the third quarter compared to 2005, as lower crop nutrition product sales caused by higher fertilizer prices limited spring fertilizer application and contributed to tighter margins. As a result, earnings before interest, taxes, depreciation and amortization ("EBITDA") in this segment declined $7.4 million for the quarter and $22.9 million for the nine months ended July 31, 2006 compared to the respective periods one year ago.

Despite the decline in the CPS segment performance, the combined EBITDA for the company was $110.2 million for the quarter and $124.8 million for the nine months to July 31, 2006, each reflecting the best results since the merger of Agricore and United Grain Growers in 2001.

Agricore United's operating expenses declined marginally in the quarter. Increased payroll costs of $2.7 million due to greater port terminal activity, combined with additional legal costs associated with the ongoing Competition Tribunal proceedings regarding the sale of the company's Vancouver terminal contributed to higher operating expenses for the nine month period to July 31, 2006. Nevertheless, tighter controls over operating expenses resulted in only a $1.1 million (or 0.5%) increase in operating costs in this period.

In keeping with company's strategic intent to expand its presence in downstream processing, on August 14, 2006 Agricore United completed its acquisition of Hi-Pro Feeds, a feed manufacturing operation in Friona, Texas, for a purchase price of $38.5 million plus net working capital. Financing for the acquisition will be provided by a portion of the company's Term B Loan announced on September 6, 2006.

"The refinancing efforts we announced yesterday were a great success," says Hayward. "The lower financing costs will not only free up additional cash flow that may be applied to reduce our debt levels, but the greater flexibility we negotiated under our lending agreements should also allow us to pursue the execution of our strategic intents."

Agricore United is one of Canada's leading agri-businesses with headquarters in Winnipeg, Manitoba and extensive operations and distribution capabilities across western Canada, as well as operations in the United States and Japan. Agricore United leverages its technology, facilities, services and logistics expertise to connect agricultural customers to domestic and international end-use customers and suppliers. The company's operations are diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial services. Agricore United's common shares are traded on the Toronto Stock Exchange under the symbol "AU".

For more information, contact:

Lori Robidoux
Vice President,
Corporate Finance and Investor Relations
(204) 944-5656
lrobidoux@agricoreunited.com

dlw 9/11

Agricore United

SEC File No. 82-34725



2006 Q3 Highlights

- **Higher Grain Shipments & Margin –** The Company's grain shipments for the nine months ended July 31, 2006 increased by 880,000 tonnes (or 12.1%) compared to the same period last year, the result of a 15.4% increase in industry shipments of the six major grains. The Company's average grain margin per tonne increased to $25.92 for the quarter and $22.97 per tonne for the nine months, compared to $24.16 and $21.80 for the respective periods of the prior year, due to a higher proportion of 2006 shipments handled through the Company's port terminals.

- **Lower Crop Input Sales and Margins –** Crop Production Services ("CPS") sales for the nine months ended July 31, 2006 were $46.1 million (6.1%) lower than the same period of the prior year. A reduction in crop nutrition product sales of $32.6 million (8.1%) accounted for most of this decline and was due to the timing of the 2005 fall fertilizer season and higher fertilizer prices in 2006 which influenced producers to limit spring fertilizer application. Tighter margins driven by volatile natural gas prices in fiscal 2006 further contributed to the $27.4 million decline in gross profit for the nine month period ended July 31, 2006.

- **Higher Feed Tonne Volumes –** Feed sales increased by 18,000 tonnes (or 2.4%) for the nine months ended July 31, 2006 to 754,000 tonnes, resulting in a 1.5% increase in gross profit from feed. Total gross profit in Livestock Services for the same nine month period improved $589,000 from the prior year, as improvements in freight revenue and the recovery of $964,000 in damages from the class action lawsuit reported last quarter offset lower hog margins and lower equity earnings from the Company's investment in The Puratone Corporation.

- **Modest Increases in Operating, General & Administrative ("OG&A") Expenses –** OG&A expenses for the nine months ended July 31, 2006 continue to remain tightly controlled, increasing only $1.1 million (or 0.5%), despite a $3.3 million increase in utilities costs in the grain segment (largely associated with increased grain drying activity that was fully recovered through higher grain drying revenues), a $2.7 million increase in legal costs, including costs associated with the Competition Tribunal proceedings, and a $2.7 million increase in payroll costs associated with greater port terminal activity.

- **Higher Net Income and Higher Cash Flow Provided by Operations –** The income of $56.0 million ($1.23 basic and $0.95 diluted earnings per share) for the quarter ended July 31, 2006 increased by $7.7 million over the restated $48.3 million income ($1.06 basic and $0.82 diluted earnings per share) in 2005, due to significant EBIT improvements in the grain segment. Similarly, cash flow provided by operations of $97.4 million ($2.14 cash flow provided by operations per share) for the quarter ended July 31, 2006 increased by $7.7 million over the restated cash flow provided by operations of $89.7 million ($1.97 cash flow provided by operations per share) for the same period last year.

- **Trailing Twelve Month Cash Flow Exceeds Capital Spending and Investments –** Cash flow provided by operations of $73.9 million for the twelve months ended July 31, 2006 exceeded the $38.3 million invested in net capital expenditures, investments and other assets by $35.6 million. Scheduled principal repayments on long-term debt and shareholder dividends totaled $45.8 million over the same trailing twelve month period.

- **Term B Loan, Moody's Rating –** Subsequent to the quarter end, the Company finalized amendments to its existing debt structure, replacing existing long term bank debt with a new Term B Loan from a group of institutional lenders and locking in a three year revolving debt facility with a syndicate of Canadian banks. In connection with the refinancing, Moody's Investors Service issued an initial rating of 'Ba3' on July 31, 2006 reflecting a stable outlook.

- **Expansion of Livestock Services –** Consistent with its strategic intent to expand its downstream processing, on August 14, 2006 the Company completed its acquisition of Hi-Pro Feeds, a feed manufacturing operation headquartered in Friona, Texas. The purchase price of the acquisition was US$38.5 million plus net working capital, with financing for the acquisition to be provided by a portion of the Company's Term B Loan proceeds.


Agricore
United

TABLE OF CONTENTS



Management's Discussion and Analysis

The following Management's Discussion and Analysis ("MD&A") as at September 7, 2006 is based on the accompanying financial information that has been prepared using Canadian generally accepted accounting principles ("GAAP"). Results for the quarter and nine months ended July 31, 2005 have been restated to reflect the change in accounting policy described under "4.2.1 Finite Insurance Layer" on page 12 and Note 10 to the financial statements. All amounts are reported in Canadian dollars unless specifically stated to the contrary.

The accompanying MD&A should be read in conjunction with the Company's MD&A included on pages 6 to 23 of its 2005 Annual Report. Additional information relating to the Company, including the Company's 2005 Annual Information Form ("AIF"), is available on SEDAR at www.sedar.com.

Use of Non-GAAP Terms

Earnings before interest, taxes, depreciation and amortization, gains or losses on asset disposals, discontinued operations net of tax and unusual items ("EBITDA") and earnings before interest, taxes, gains or losses on asset disposals, discontinued operations net of tax and unusual items ("EBIT") are provided to assist investors in determining the ability of the Company to generate cash from operations to cover financial charges before income and expense items from investing activities, income taxes and items not considered to be in the ordinary course of business. A reconciliation of such measures to net income is provided in the Consolidated Statements of Earnings and Retained Earnings and Note 4 to the Consolidated Financial Statements below. The items are excluded in the determination of such measures as they are non-cash in nature, income taxes, financing charges or otherwise are not considered to be in the ordinary course of business. EBITDA and EBIT provide important management information concerning business segment performance since the Company does not allocate financing charges or income taxes to these individual segments. Such measures should not be considered in isolation to or as a substitute for (i) net income or loss, as an indicator of the Company's operating performance or (ii) cash flows from operating, investing and financing activities, as a measure of the Company's liquidity. Such measures do not have any standardized meanings prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

Forward-Looking Information

Certain statements in this report may contain forward-looking information. Such statements include, but are not limited to, statements that address the results, events or activities that the Company expects or anticipates will or may occur in the future, including statements in respect of the growth of the business and operations, competitive strengths, strategic initiatives, planned capital expenditures, and plans and references to future operations and results. Such statements relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates and can generally be identified by the use of statements that include words such as "believe", "expect", "anticipate", "intend", "plan", "likely", "will", "may", "could", "should", "would", "suspect", "outlook", "estimate", "forecast", "objective", "continue" (or the negative thereof) or similar words or phrases.

All of the statements in the MD&A which contain forward-looking information are qualified by these cautionary statements and the other cautionary statements and factors contained herein. Although the Company believes that the expectations reflected in such statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making such statements and actual results, events or activities may differ materially from those expressed or implied in such statements. In addition to other assumptions specifically identified, assumptions have been made that include, but are not limited to, the economic, regulatory, political and competitive environment in Canada and abroad, western Canadian crop production and quality, agricultural commodity prices and markets, demand and pricing for CPS products, the availability of feed ingredients for livestock and poultry producers, the cyclicality of hog prices and the general financial condition of the Company's producer and end-use customers.

Important factors that could cause actual results, events or activities to differ materially from these expectations include, among other things: the risks and uncertainties associated with weather conditions, agricultural commodity prices, financial leverage, additional funding requirements, international trade and political uncertainty, competition, domestic regulation, environmental risks, diseases and other livestock industry risks, acceptance of genetically modified products, labour disruptions, dependence on key personnel, technological advances, credit risk, foreign exchange risk, competition matters relating to the merger of United Grain Growers Limited and Agricore Cooperative Ltd. and the provisions of the United Grain Growers Act. Additional information about these factors and about material factors or assumptions underlying such statements may be found in the body of this document as well as in the Company's 2005 AIF and the MD&A included on pages 6 to 23 of its 2005 Annual Report. These are not necessarily all of the important factors that


Agricore
United

could cause actual results, events or activities to differ materially from those expressed in any of the Company's statements which contain forward-looking information. Other known and unpredictable factors could also impact its results. Consequently, there can be no assurance that the actual results, events or activities anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company.

All statements made in this report which contain forward-looking information are made as of the date of this document. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to publicly update or revise such statements, whether as a result of new information, future events or otherwise.

1. Overview of the Company

Agricore United is one of Canada's leading agri-businesses with headquarters in Winnipeg, Manitoba and extensive operations and distribution capabilities across western Canada, as well as operations in the United States and Japan. Agricore United leverages its technology, facilities, services and logistics expertise to connect agricultural customers to domestic and international end-use customers and suppliers. The Company's operations are diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial services.

Created on November 1, 2001 by the merger of Agricore Cooperative Ltd. and United Grain Growers Limited, the Company's oldest predecessor company was originally incorporated on July 20, 1906.

Agricore United's Limited Voting Common Shares are publicly traded on the Toronto Stock Exchange under the symbol "AU".

2. Business Segment Performance

2.1 Crop Production Services

Excellent moisture conditions in the early spring were a major factor in alleviating the crop stress brought on by the dry, hot weather across western Canada in July. However, higher fertilizer prices and margin pressures on crop inputs, coupled with excess moisture in certain regions of Saskatchewan, continued to put a strain on segment performance in this latest quarter.

Sales for the third quarter of 2006 improved marginally over the same period of the prior year, but were insufficient to recover about $48.9 million in lower sales experienced in the first half of the fiscal year, due to the following factors:

- A reduction of $18.5 million in crop nutrition sales in the first quarter compared to the prior year. This year was more consistent with historical sales patterns, with most of the fall fertilizer sales completed prior to November 1, 2005;
- Reductions in crop nutrition sales of $14.1 million in the spring season which contributed to the balance of the shortfall. While this decline was experienced in the second quarter, early indications for the third quarter suggested that fertilizer sales would experience some recovery, as producers may have simply been delaying purchasing decisions due to weather and market conditions in the early spring. However, although fertilizer sales and volumes saw a modest recovery this quarter, higher fertilizer prices and uncertain commodity prices ultimately contributed to limited spring fertilizer application; and
- A reduction of about $14.7 million in crop protection product sales for latest nine month period, due to reduced sales prices for products coming off patent protection and variable regional weather conditions which impacted weed emergence in June, a key sales month.



Crop Production Services *For the periods ended July 31* *(in thousands - except percentages)* *(Unaudited)*	*Third Quarter* 2006	*(Restated - Note 10)* 2005	*Better (Worse)*	*Nine Months* 2006	*(Restated - Note 10)* 2005	*Better (Worse)*
Gross profit and net revenue from services	$ 113,868	$ 122,903	(7.4%)	$ 141,428	$ 168,864	(16.2%)
Operating, general and administrative expenses	(33,578)	(35,237)	4.7%	(80,884)	(85,395)	5.3%
EBITDA	80,290	87,666	(8.4%)	60,544	83,469	(27.5%)
Depreciation and amortization	(4,875)	(5,238)	6.9%	(14,449)	(15,204)	5.0%
EBIT	$ 75,415	$ 82,428	(8.5%)	$ 46,095	$ 68,265	(32.5%)
Operating Highlights						
Seed, Crop Nutrition, Crop Protection, Other Sales	$ 560,959	$ 558,185	0.5%	$ 703,743	$ 749,828	(6.1%)
Seed	$ 66,181	$ 57,136	15.8%	$ 96,532	$ 95,084	1.5%
Crop Nutrition	$ 269,331	$ 263,932	2.0%	$ 367,574	$ 400,159	(8.1%)
Crop Protection	$ 225,365	$ 237,058	(4.9%)	$ 239,435	$ 254,101	(5.8%)
Margin *(% of Sales)*	20.3%	22.0%	(1.7 pt)	20.1%	22.5%	(2.4 pt)

The Company does not record sales until products are delivered or services are rendered to customers. In accordance with Canadian GAAP, the Company also defers the recognition of gross profit from inter-company sales until product is sold to a third party. Deferred inter-company profits from Western Cooperative Fertilizers Ltd. ("Westco") at July 31, 2006 were $2.5 million (2005 - $4.2 million).

Lower sales activity contributed to a decrease in gross profit and revenue from services of $9.0 million and $27.4 million for the third quarter and nine months, respectively. Other factors contributing to the decline were:

- declining fertilizer retail prices, driven by lower natural gas prices toward the end of the second quarter, contributed to industry-wide pressure on margins as the Company sold higher cost fertilizer inventory that had been purchased or manufactured earlier in the year,
- lower fertilizer margins per tonne realized from the Company's proportionate share in Westco,
- a shift in the mix of seed product sales compared to the same period last year, coupled with competitive pressures on seed margins, and
- a $2.5 million reduction in agri-services revenue (custom application and agronomic services), associated with the overall timing, mix and level of CPS product sales.

Crop Production Services OG&A expenses decreased by $4.5 million for the nine months ended July 31, 2006 as a result of $1.3 million in reduced payroll costs attributable to lower equivalent full time ("EFT") staff[1] in the current year, $2.8 million in reduced consulting, promotion and advertising costs, and a $420,000 reduction in the Company's consolidated share of Westco's OG&A expenses.

2.2 *Grain Handling*

The Canadian Grain Commission ("CGC") reported industry shipments of the six major grains (wheat, barley, oats, canola, flax and peas) for the nine months ended July 31, 2006 of 24.5 million tonnes, an increase of 3.3 million tonnes (or 15.4%) over the same period last year.

The Company's total grain shipments of 8.2 million tonnes were 880,000 tonnes (12.1%) higher than the same nine months last year. The ratio of the Company to industry grain shipments declined to 33.3% for the nine months ended July 31, 2006, compared to the ratio of 34.3% for the same period last year, the result of a change in the proportionate contribution of volume derived from the three prairie provinces. Following the reduction in Manitoba grain production in 2005, industry handle in Manitoba declined by about 17% for the nine months ended July 31, 2006. Although the Company has a significant market share in Manitoba, the

[1] *Where applicable, "EFT" staff will include staff related to the Company's wholly-owned subsidiaries and joint venture in Cascadia Terminal.*



impact on the Company's overall market share was not as pronounced since it was offset by increased shipments from Alberta and Saskatchewan, together with modest improvements in the Company's market share in Saskatchewan this year. The Company's ratio of Canadian Wheat Board ("CWB") shipments to total shipments declined to 51% in 2006 compared to 56% for the same nine months last year as the Company increased its movement of non-CWB grains due to a weaker than expected CWB sales program during the period.

Grain Handling *For the periods ended July 31* *(in thousands - except percentages, margins & turns)* *(Unaudited)*	*Third Quarter* **2006**	*(Restated - Note 10)* 2005	*Better (Worse)*	*Nine Months* **2006**	*(Restated - Note 10)* 2005	*Better (Worse)*
Gross profit and net revenue from services	$ **71,899**	$ 57,481	*25.1%*	$ **187,392**	$ 158,673	*18.1%*
Operating, general and administrative expenses	**(39,277)**	(38,149)	*(3.0%)*	**(114,928)**	(108,559)	*(5.9%)*
EBITDA	**32,622**	19,332	*68.7%*	**72,464**	50,114	*44.6%*
Depreciation and amortization	**(7,207)**	(7,060)	*(2.1%)*	**(20,651)**	(22,374)	*7.7%*
EBIT	$ **25,415**	$ 12,272	*107.1%*	$ **51,813**	$ 27,740	*86.8%*
Operating Highlights						
Industry shipments - six major grains *(tonnes)*	**8,305**	6,993	*18.8%*	**24,470**	21,197	*15.4%*
Grain shipments - country elevators *(tonnes)*	**2,774**	2,379	*16.6%*	**8,159**	7,279	*12.1%*
Industry terminal handle - six major grains *(tonnes)*	**5,356**	4,407	*21.5%*	**14,039**	11,580	*21.2%*
Terminal handle *(tonnes)* *	**2,101**	1,710	*22.9%*	**5,460**	4,220	*29.4%*
% Terminal handle to grain shipments	**75.7%**	71.9%	*3.8 pt*	**66.9%**	58.0%	*8.9 pt*
Market share *(%)*	**33.4%**	34.0%	*(0.6 pt)*	**33.3%**	34.3%	*(1.0 pt)*
Margin *($ per grain tonne shipped)*	$ **25.92**	$ 24.16	*7.3%*	$ **22.97**	$ 21.80	*5.4%*
Licenced storage capacity *(tonnes)* **						
- Industry	**5,203**	5,184	*0.4%*	**5,203**	5,184	*0.4%*
- Company	**1,279**	1,256	*1.8%*	**1,279**	1,256	*1.8%*
Inventory turns (shipments divided by capacity)						
- Industry	**6.38 x**	5.40 x	*0.98 pt*	**6.27 x**	5.45 x	*0.82 pt*
- Company	**8.68 x**	7.58 x	*1.10 pt*	**8.51 x**	7.73 x	*0.78 pt*

* *Company terminal handle (or receipts) excludes grain handled through the Prince Rupert Grain Terminal, in which it has an interest.*

** *Based on licenced storage reported at August 1, 2005 and June 22, 2006 by the Canadian Grain Commission.*

Industry port terminal handling receipts for the quarter increased 949,000 tonnes (or 21.5%) to 5.4 million tonnes, as a result of increased exports relative to domestic movement. The Company's port terminal receipts for the quarter also increased by 391,000 tonnes (or 22.9%) to 2.1 million tonnes, representing an increase in market share to 39.2% from 38.8% for the same quarter last year. Consequently, the Company's ratio of port terminal grain handle to shipments for the latest quarter also increased to 75.7% from 71.9% last year.

The Company's inventory turn factor, a measure of efficient use of storage capacity, increased to 8.51 times for the nine months ended July 31, 2006, compared to 7.73 times for the same period last year and represents a turn factor that is about 36% higher than the industry as a whole. Inventory turn factors of non-CWB grains continue to exceed those of CWB grains.

Commodity margins per tonne for the quarter ended July 31, 2006 increased by $1.76 per tonne (or 7.3%), and $1.17 per tonne (5.4%) for the nine months ended July 31, 2006. Increased margins were largely attributable to the higher proportion of 2006 shipments handled through the Company's port terminals and improved port terminal margins per tonne (from increased storage revenue, cleaning and blending activities) and increased ancillary revenues such as drying and wharfage. Incremental margin of about $0.61 per tonne was also reported in the most recent quarter, reflecting an accrual for higher 2006 earnings from the



Company's interest in Prince Rupert Grain, together with a recovery on an adjustment to the Company's proportionate interest in the joint venture.

Grain Handling OG&A expenses increased $6.4 million or 5.9% for the latest nine months compared to a 12% increase in grain shipments, a 29% increase in terminal handle and an 18% increase in gross profit for the same period, due mainly to improvements in operating efficiencies. Current year increases included $2.7 million for higher wage costs at port terminals associated with higher throughput activity, $1.5 million in higher benefits expenses (including higher pension expenses), $3.3 million in higher utilities expenses (associated with higher natural gas costs and increased grain drying activity), and a $1.2 million increase in provincial capital taxes (due to the absence of $1.3 million of capital taxes recovered in the prior year), offset by $949,000 lower credit expenses, $519,000 in lower travel and meal costs, $409,000 in lower repairs and maintenance expenses (associated with normal scheduled maintenance) and $374,000 in lower risk and insurance costs.

2.3 *Livestock Services*

The profitability of feed manufacturing is more closely correlated to tonnes sold than to gross sales revenue since feed prices tend to fluctuate in response to the cost of ingredients. Feed sales of $166.3 million ($221 per tonne) for the nine months ended July 31, 2006 increased 5.8% from sales of $157.2 million ($214 per tonne) last year, despite the divestiture of the Company's feed mill in Armstrong, B.C., in March 2006. The increase in feed sales was attributable to the higher volumes, as well as modest increases in the value of feed inputs in western Canada, such as feed wheat and feed barley.

The profitability from hog sales and the Company's equity investment in The Puratone Corporation follows the underlying movement in hog prices which have trended lower compared to the prior year.

Livestock Services *For the periods ended July 31* *(in thousands - except percentages and margins)* *(Unaudited)*	*Third Quarter* 2006	*(Restated - Note 10)* 2005	*Better (Worse)*	*Nine Months* 2006	*(Restated - Note 10)* 2005	*Better (Worse)*
Gross profit and net revenue from services	$ **13,163**	$ 12,574	4.7%	$ **41,403**	$ 40,814	1.4%
Operating, general and administrative expenses	**(7,277)**	(8,330)	12.6%	**(25,116)**	(24,844)	(1.1%)
EBITDA	**5,886**	4,244	38.7%	**16,287**	15,970	2.0%
Depreciation and amortization	**(985)**	(1,061)	7.2%	**(2,941)**	(3,175)	7.4%
EBIT	$ **4,901**	$ 3,183	54.0%	$ **13,346**	$ 12,795	4.3%
Operating Highlights						
Feed sales *(tonnes)*	**234**	239	(2.1%)	**754**	736	2.4%
Non-feed sales and revenue from services	$ **17,970**	$ 21,580	(16.7%)	$ **53,150**	$ 63,872	(16.8%)
Feed margin *($ per feed tonne sold)*	$ **44.59**	$ 43.14	3.4%	$ **43.91**	$ 44.33	(0.9%)
Non-feed gross profit & net revenue from services	$ **2,729**	$ 2,264	20.5%	$ **8,294**	$ 8,190	1.3%

Gross profit on feed for the nine months ended July 31, 2006 increased by 1.5% over the same period of the prior year as a result of increased tonnes sold. Additionally, feed margin improvements for the latest quarter resulted in feed margins per tonne for the nine month period ended July 31, 2006 which were comparable to last year. Non-feed gross profit for the nine months ended July 31, 2006 improved by $104,000. This reflects a one time recovery of $964,000 from the settlement of the class action lawsuit reported in the second quarter and $1.3 million in higher freight revenues in 2006, offset by a $1.5 million decline in earnings from the Company's investment in The Puratone Corporation and $794,000 in reduced hog margins.

Livestock Services OG&A expenses increased by $272,000 (or 1.1%) to $25.1 million for the nine months ended July 31, 2006, because expense reductions in the third quarter of the year substantially offset higher expenses incurred earlier in the year. Payroll expenses declined by $618,000 in the latest quarter, due mainly to the release of $667,000 of excess commission and bonus accruals, offset by higher EFT staff associated with increased feed manufacturing activity. Other OG&A expenses declined by $434,000 in the



quarter, due mainly to reduced advertising and promotion costs, product performance recoveries and lower credit adjudication costs.

As announced on August 14, 2006, the Company completed the purchase of the assets of Hi-Pro Feeds ("Hi-Pro"), a livestock manufacturing operation headquartered in Friona, Texas. The four new facilities of Hi-Pro will add an additional 600,000 tonnes of feed manufacturing capacity to the existing livestock operations.

2.4 *Financial Markets and Other Investments*

Financial Markets and Other Investments *For the periods ended July 31* *(in thousands - except percentages)* *(Unaudited)*	*Third Quarter* **2006**	2005	*Better (Worse)*	*Nine Months* **2006**	2005	*Better (Worse)*
Gross profit and net revenue from services	$ **1,824**	$ 1,854	*(1.6%)*	$ **5,812**	$ 6,271	*(7.3%)*
Operating, general and administrative expenses	**(985)**	(1,309)	*24.8%*	**(2,373)**	(3,675)	*35.4%*
EBITDA	**839**	545	*53.9%*	**3,439**	2,596	*32.5%*
Depreciation and amortization	**(72)**	(53)	*(35.8%)*	**(238)**	(148)	*(60.8%)*
EBIT	$ **767**	$ 492	*55.9%*	$ **3,201**	$ 2,448	*30.8%*

Financial Markets revenue decreased $459,000 in the nine months ended July 31, 2006, mainly as a result of compressed margins arising from underlying increases in funding costs in the early part of the fiscal year on credit advanced through Agricore United Financial ("AU Financial") last year. AU Financial offers some programs that have extended payment terms which are sensitive to rising interest rates. However, effective for new extended payment program offers in 2006, AU Financial has entered into arrangements to minimize the effects that increasing funding costs would have on these programs.

Gross profit on the AU Financial and Unifeed Financial credit programs improved by $238,000 in the third quarter of 2006. Offsetting the improvement in margins were costs associated with the Company's new *PRISM™* program. The *PRISM™* program was introduced as a pilot project this quarter, offering producers a bundled product offering, together with a risk management component that mitigates the customer's potential yield losses. During the quarter, the accrual of the estimated losses related to the risk management feature of the program exceeded premium and other revenue by $285,000. Deferred premium and other revenue related to the program was $508,000 at July 31, 2006.

The decrease of $1.3 million in OG&A expenses for the nine months ended July 31, 2006, reflected bad debt recoveries of $915,000, and the capitalization of new product development costs. Payroll costs were generally unchanged compared to the same period last year.


Agricore
United

2.5 *Corporate Expenses*

Corporate Expenses *For the periods ended July 31* *(in thousands - except percentages)* *(Unaudited)*	Third Quarter 2006	Third Quarter 2005 (Restated - Note 10)	Better (Worse)	Nine Months 2006	Nine Months 2005 (Restated - Note 10)	Better (Worse)
Operating, general and administrative expenses	$ (9,482)	$ (8,884)	(6.7%)	$ (27,920)	$ (27,616)	(1.1%)
Depreciation and amortization	(1,527)	(1,524)	(0.2%)	(4,445)	(4,783)	7.1%
EBIT	$ (11,009)	$ (10,408)	(5.8%)	$ (32,365)	$ (32,399)	0.1%

Corporate OG&A expenses increased $598,000 for the third quarter and by only $304,000 for the nine months ended July 31, 2006 compared to the respective periods of the prior year. For the first nine months of this fiscal year, payroll costs declined $1.2 million due to an experience refund of $600,000 related to long-term disability coverage and reductions of $2.7 million in pension expenses (which are being allocated to operating segments in the current fiscal year), offset by higher benefits costs under the Company's Restricted Stock Unit and annual incentive payment plans discussed in the Company's 2005 Management Proxy Circular. Other OG&A expenses increased by $1.5 million, which includes $2.7 million of increased legal costs (including $2.1 million of legal costs attributable to Competition Tribunal proceedings and the disposition of the Vancouver terminal, of which $1.3 million was incurred in the third quarter), higher foreign currency translation losses from the Company's foreign investments as a result of the strengthening Canadian dollar, offset by lower risk and insurance costs and lower governance costs associated with the reduced cost of the annual report and transfer agent fees.

3. Consolidated Financial Results

Selected Consolidated Financial Information *For the periods ended July 31* *(in thousands - except percentages & per share amounts)* *(Unaudited)*	Third Quarter 2006	Third Quarter 2005 (Restated - Note 10)	Better (Worse)	Nine Months 2006	Nine Months 2005 (Restated - Note 10)	Better (Worse)
Gross profit and net revenue from services	$ 200,754	$ 194,812	3.1%	$ 376,035	$ 374,622	0.4%
Operating, general and administrative expenses	(90,599)	(91,909)	1.4%	(251,221)	(250,089)	(0.5%)
EBITDA	110,155	102,903	7.0%	124,814	124,533	0.2%
Depreciation and amortization	(14,666)	(14,936)	1.8%	(42,724)	(45,684)	6.5%
EBIT	95,489	87,967	8.6%	82,090	78,849	4.1%
Gain on disposal of assets	715	519	37.8%	733	601	22.0%
Interest and securitization expenses	(12,015)	(11,653)	(3.1%)	(39,830)	(38,047)	(4.7%)
	84,189	76,833	9.6%	42,993	41,403	3.8%
Provision for income taxes						
Current portion	(179)	(2,202)	91.9%	(1,436)	(4,529)	68.3%
Future portion	(27,996)	(26,344)	(6.3%)	(14,158)	(11,365)	(24.6%)
Net earnings for the period	$ 56,014	$ 48,287	16.0%	$ 27,399	$ 25,509	7.4%
Earnings per share						
- basic	$ 1.23	$ 1.06	16.0%	$ 0.59	$ 0.54	9.3%
- diluted	$ 0.95	$ 0.82	15.9%	$ 0.52	$ 0.49	6.1%
Equivalent Full Time Staff ("EFT")	2,825	3,008	6.1%	2,653	2,778	4.5%


Agricore United

3.1 Gross Profit and Net Revenue from Services, EBITDA and EBIT

The Company's gross profit and net revenue from services for the nine months ended July 31, 2006 increased by $1.4 million over the same period last year, with a $28.7 million increase in grain handling gross profit from higher grain shipments and margins offsetting a $27.4 million reduction in crop input gross profit. These factors are discussed in greater detail under "2. Business Segment Performance" above.

OG&A expenses for the nine months ended July 31, 2006 increased by $1.1 million (or 0.5%) compared to the same period last year. Total payroll expenses increased only $1.7 million, with reductions in the weighted average EFT staff offsetting payroll increases attributable to higher grain handling activity and higher average wage costs for the period. For the 12 months ended July 31, 2006, EFT staff of 2,705 decreased 3.4% compared to the twelve months ended October 31, 2005 and 3% compared to the twelve months ended July 31, 2005. Other OG&A costs declined $570,000 for the nine months ended July 31, 2006, as a result of higher legal and utilities costs (associated with higher natural gas costs and increased drying activity), which were more than offset by lower consulting and advertising costs, lower risk and insurance costs, lower governance expenses and lower subsidiary expenses in Westco.

Depreciation and amortization expenses decreased $3.0 million for the nine months ended July 31, 2006 compared to the same nine months last year. The amortization and depreciation of assets continues to exceed the level of sustaining capital expenditures (estimated at $35 million to $40 million annually).

3.2 Gain (Loss) on Disposal of Assets and Other Recoveries

The gain of $733,000 on the disposal of assets for the nine months ended July 31, 2006 includes the gain on the sale of a U.S. partnership investment held by the Company's subsidiary, Demeter (1993) Inc. ("Demeter"), offset by net losses from the disposition of assets in the normal course of business. Proceeds from the disposition of capital assets were $4.2 million (2005 - $3.9 million), which included proceeds received from the Company's divestiture of its feed mill in Armstrong, B.C.

3.3 Interest and Securitization Expenses

Interest and Securitization Expenses *For the periods ended July 31* *(in thousands - except percentages)* *(Unaudited)*	*Third Quarter* **2006**	 2005	*Better (Worse)*	*Nine Months* **2006**	 2005	*Better (Worse)*
Interest on:						
Convertible debentures	**$ (2,363)**	**$ (2,363)**	- %	**$ (7,088)**	$ (7,088)	- %
Long-term debt	**(6,907)**	**(7,821)**	11.7%	**(21,069)**	(23,783)	11.4%
Short-term debt	**(2,813)**	**(1,594)**	(76.5%)	**(12,146)**	(7,618)	(59.4%)
Securitization expenses	**(488)**	**(413)**	(18.2%)	**(1,502)**	(1,214)	(23.7%)
CWB carrying charge recovery	**556**	**538**	3.3%	**1,975**	1,656	19.3%
	$ (12,015)	**$ (11,653)**	(3.1%)	**$ (39,830)**	$ (38,047)	(4.7%)

Long-term interest costs decreased during the nine months ended July 31, 2006 compared to the same period the prior year as a result of net scheduled long-term debt repayments of $39.3 million over the past twelve months.

Short-term interest costs increased $1.2 million for the third quarter and $4.5 million for the nine months ended July 31, 2006. A 117 basis point (or 1.17%) increase in the average underlying prime rate during the nine month period, together with an $81.8 million increase in average short-term bank debt accounted for the increase in short-term interest costs. The increase in short-term debt in 2006 is entirely attributable to increased working capital and reflects a $26 million reduction in pre-sales (as farmers delayed purchasing decisions closer to the planting season), a $24.3 million reduction in average un-presented cheques (as farmers redeemed their cheques earlier than the prior year), and a $30.2 million increase in average current



assets. (See "5.1.2 Non-cash Working Capital", page 14). Capitalized interest related to capital expenditures decreased by $88,000 to $252,000 for the nine months, which reflects the reduction in the number of large capital projects undertaken this year.

Securitization costs relate to the Company's agreement with an independent trust, whereby the Company can sell an undivided co-ownership interest in its rights to producer advances made on behalf of the CWB. The increase in the average underlying prime rate, offset in part by lower securitization activity associated with reduced CWB receipts in the current year, accounted for the increase in securitization expenses for the nine months ended July 31, 2006. Year-to-date recoveries of CWB carrying charges also increased in this period for the same reason.

3.4 Income Taxes

The Company's effective tax rate for the nine months ended July 31, 2006 was 36.3% (2005 – 38.4%), which reflects adjustments arising from reductions in substantively enacted rates at July 31, 2006. Current income tax expense of $1.4 million declined by $3.1 million for the nine month period due to a third quarter adjustment for the elimination of the Large Corporation Capital Tax ("LCCT") accrued earlier in the year, as well as lower taxes in subsidiary operations.

As at July 31, 2006, the Company had loss carry-forwards of $293 million (2005 - $299 million) available to reduce income taxes otherwise payable in future years, with $28 million (2005 - $83 million) expiring between October 2008 and 2010. Losses subject to expiry represent the net losses of the Company, excluding discretionary deductions such as capital cost allowance. The reduction of $55 million from the prior year reflects the estimated taxable income (exclusive of discretionary deductions) for the trailing twelve month period that will be applied to reduce these losses.

A future tax asset of $81 million has been recorded in respect of the Company's unutilized losses with an additional $13 million classified as a short-term future tax asset. Management regularly assesses the Company's ability to realize net future income tax assets based on all relevant information available and has concluded that it is more likely than not that these loss carry-forwards can be fully utilized prior to expiry. In making its assessment, management of the Company considered, among other things, historical and projected future earnings. Accordingly, the Company has not recorded a valuation allowance related to these assets. If the Company's projected future earnings do not materialize to the extent required to permit the full realization of these loss carry-forwards, the Company would record an appropriate valuation allowance in the period when such a determination is made. This would result in a decrease to reported earnings and an increase to the Company's effective tax rate in that period.

3.5 Income for the Period

Income of $56.0 million ($1.23 basic and $0.95 diluted earnings per share) for the quarter ended July 31, 2006 was $7.7 million better than the restated $48.3 million ($1.06 basic and $0.82 diluted earnings per share) for the same quarter in 2005. Per share calculations for the respective periods reduced income by the *pro rata* cost of the $1.1 million annual preferred share dividend.



3.6 *Selected Quarterly Financial Information*

Selected Quarterly Financial Information *For the quarters ended* *($millions - except per share amounts)* *(Unaudited)*	2006 Q3	2006 Q2	2006 Q1	2005 Q4	*(Restated)* 2005 Q3	*(Restated)* 2005 Q2	*(Restated)* 2005 Q1	*(Restated)* 2004 Q4
Sales and revenue from services	$ 1,177.5	$ 569.8	$ 544.4	$ 565.9	$ 1,021.3	$ 640.0	$ 548.1	$ 612.4
Net income (loss) from continuing operations	$ 56.0	$ (8.0)	$ (20.6)	$ (13.0)	$ 48.3	$ (4.4)	$ (18.4)	$ (23.1)
Earnings (loss) from continuing operations per share								
- basic	$ 1.23	$ (0.18)	$ (0.46)	$ (0.29)	$ 1.06	$ (0.10)	$ (0.41)	$ (0.52)
- diluted	$ 0.95	$ (0.18)	$ (0.46)	$ (0.29)	$ 0.82	$ (0.10)	$ (0.41)	$ (0.52)
Net income (loss)	$ 56.0	$ (8.0)	$ (20.6)	$ (13.0)	$ 48.3	$ (4.4)	$ (18.4)	$ (23.1)
Earnings (loss) per share								
- basic	$ 1.23	$ (0.18)	$ (0.46)	$ (0.29)	$ 1.06	$ (0.10)	$ (0.41)	$ (0.52)
- diluted	$ 0.95	$ (0.18)	$ (0.46)	$ (0.29)	$ 0.82	$ (0.10)	$ (0.41)	$ (0.52)

4. Other Matters

4.1 *Related Party Transactions*

The Company transacts with related parties in the normal course of business at commercial rates and terms. The Company receives a shipper's return for grain movement through its investment in the port terminal at Prince Rupert. The Company purchases crop protection products through a member-owned purchasing cooperative, Inter-provincial Cooperative Limited, which entitles the Company to receive patronage earnings. The Company also sells commodities to its principal shareholder, Archer Daniels Midland Company, and its subsidiaries and associated companies.

Total sales to non-consolidated related parties were $74.7 million for the nine months ended July 31, 2006 (2005 - $83.4 million) and total purchases from related parties over the same period were $37.3 million (2005 - $34.9 million). At July 31, 2006, accounts receivable from and accounts payable to related parties totaled $4.6 million (2005 - $4.2 million) and $1.0 million (2005 – $608,000), respectively.

4.2 *Accounting Policy Changes*

4.2.1 *Finite Insurance Layer*

As previously disclosed in the fourth quarter of 2005, the Company changed its accounting policy for certain insurance contracts that provide for the recovery of premiums depending on claims experience. Previously, the premium payments were expensed as incurred and the potential recovery was treated as a contingent gain. Under the new policy, such premiums are accounted for as deposits with the insurer. This treatment is consistent with U.S. GAAP and the Company believes it will provide greater comparability with other companies using similar insurance products. This change in accounting policy had the effect of reducing OG&A expenses, improving EBITDA and pre-tax income by $5 million, increasing the income tax expense by $1.8 million and increasing income by $3.2 million for the nine months ended July 31, 2005 and increasing Accounts Payable by $352,000, decreasing Prepaid Expenses by $2.8 million, increasing Other Assets by $13.3 million and decreasing the long-term asset portion of Future Income Taxes by $3.4 million as at July 31, 2005.

4.2.2 *Foreign Currency Translation*

As disclosed in Note 10 to the financial statements, effective May 15, 2006, as a result of obtaining independent financing for Demeter (1993) Inc., a wholly-owned U.S. subsidiary, the Company changed its accounting for this subsidiary from an integrated foreign operation to a self-sustaining foreign operation using the current rate method on a prospective basis. Under the current rate method, monetary and non-monetary assets and liabilities denominated in foreign currencies are translated at the period-end exchange rate while revenues and expenses are translated at the rate of exchange prevailing at the transaction date. Exchange



gains and losses arising from the translation of the financial statements of a self-sustaining enterprise are deferred and included in a currency translation account within shareholders' equity.

5. Liquidity and Capital Resources

5.1 Sources and Uses

5.1.1 Cash Flow Provided by Operations

Per share calculations for the respective periods as shown below decreased cash flow provided by operations by the *pro rata* cost of the $1.1 million annual preferred share dividend. Current income taxes are significantly less than the prevailing tax rate on pre-tax cash flows due to the tax shield provided by capital cost allowance and the Company's loss carry-forwards. Accordingly, current income taxes mainly reflect Large Corporation Capital Tax as well as the taxable position of certain subsidiaries. As noted above in 3.4 "Income Taxes", the elimination of the Large Corporation Capital Tax in 2006, together with lower taxes in subsidiaries resulted in a $3.1 million decline in current income tax to July 31, 2006.

Cash Flow Provided by Operations *For the periods ended July 31* *(in thousands - except percentages & per share amounts)* *(Unaudited)*	*Third Quarter* **2006**	*(Restated - Note 10)* 2005	*Better (Worse)*	*Nine Months* **2006**	*(Restated - Note 10)* 2005	*Better (Worse)*
EBITDA	**$ 110,155**	$ 102,903	*$ 7,252*	**$ 124,814**	$ 124,533	*$ 281*
Add:						
Non-cash compensation expense (recovery)	**(498)**	973	*(1,471)*	**(132)**	3,144	*(3,276)*
Other non-cash expenses	**163**	188	*(25)*	**491**	753	*(262)*
Investment tax credits	**-**	-	*-*	**(2,075)**	-	*(2,075)*
Distributions (earnings) from equity investments	**(188)**	(450)	*262*	**1,317**	(1,299)	*2,616*
Adjusted EBITDA	**109,632**	103,614	*6,018*	**124,415**	127,131	*(2,716)*
Interest expense	**(12,015)**	(11,653)	*(362)*	**(39,830)**	(38,047)	*(1,783)*
Pre-tax cash flow provided by operations	**97,617**	91,961	*5,656*	**84,585**	89,084	*(4,499)*
Current income taxes	**(179)**	(2,202)	*2,023*	**(1,436)**	(4,529)	*3,093*
Cash flow provided by operations	**$ 97,438**	$ 89,759	*$ 7,679*	**$ 83,149**	$ 84,555	*$ (1,406)*
Cash flow provided by operations per share	**$ 2.14**	$ 1.97	*8.6%*	**$ 1.81**	$ 1.85	*(2.2%)*
- diluted	**$ 1.63**	$ 1.51	*7.9%*	**$ 1.48**	$ 1.50	*(1.3%)*



5.1.2 Non-cash Working Capital

Non-cash Working Capital *As at July 31 (in thousands)* *(Unaudited)*	**2006**	2005	*Sources (Uses)*
Non-cash working capital			
Inventory			
Non-CWB grain inventory	**$ 136,558**	$ 107,099	*$ (29,459)*
Seed inputs held for resale	**19,529**	21,457	*1,928*
Crop nutrition products	**41,426**	27,325	*(14,101)*
Crop protection products	**105,216**	112,369	*7,153*
Other merchandise held for resale	**15,640**	14,542	*(1,098)*
	318,369	282,792	*(35,577)*
Accounts receivable	**179,012**	164,595	*(14,417)*
Prepaid expenses	**13,007**	11,405	*(1,602)*
Accounts payable and accrued expenses	**(219,580)**	(227,603)	*(8,023)*
	$ 290,808	$ 231,189	*$ (59,619)*

Overall inventory levels at July 31, 2006 were about $35.6 million higher than the same period last year. Non-CWB grain inventory increased over the prior year due entirely to higher physical stocks associated with higher non-CWB grain handling activity. The $14.1 million increase in crop nutrition inventories reflects the Company's proportionate increase in inventories held by Westco. Crop protection inventories declined due to the timing of product purchases and changes in the mix and value of inventories held at July 31, 2006.

Accounts receivable at July 31, 2006 increased $14.4 million, mainly a result of increased receivables in the grain segment associated with the higher grain shipments in the current year. The $8.0 million decrease in accounts payable and accrued expenses is due mainly to lower customer deposits on crop input sales and the Company's proportionate share of reduced Westco accruals.

5.1.3 Capital Expenditures, Acquisitions and Divestitures

Capital expenditures of $18.3 million for the nine months ended July 31, 2006 decreased $11.3 million over the same period last year as the construction of the Carman Bean Plant was largely completed in fiscal 2005. Individually large capital expenditures include $3.2 million for upgrades to computer information storage devices and switches, networking communications equipment and related disaster recovery systems, $3.1 million for grain and fertilizer facility upgrades, $1.5 million for upgrades to the Thunder Bay port terminal, $1.2 million for upgrades to the Company's financial reporting software and $1.2 million for feed mill equipment. The Company expects to use cash flow provided by operations to fund between $25 million and $30 million in sustaining capital expenditures (exclusive of acquisitions) in fiscal 2006.

As reported in Note 9 of the quarterly financial statements, the Company acquired the operating assets of Mattinson Farm Services Ltd., and the remaining 50% interest in its Lloydminster Joint Venture in fiscal 2006. The net consideration for these acquisitions was $4 million and the purchase was accounted for using the purchase method, with the results of the operation of these businesses included in the consolidated financial statements from the date of acquisition.

Additionally, on August 14, 2006, subsequent to quarter-end, the Company completed its acquisition of Hi-Pro, a feed manufacturing business headquartered in Friona, Texas. The purchase price of the assets was US$38.5 million, including US$26 million for real property and equipment and US$12.5 million for goodwill and intangibles, plus net working capital. This transaction will also be accounted for using the purchase method, with the results of the operations from the date of acquisition included in the consolidated financial statements commencing in the fourth quarter.



Divestitures for the fiscal year to date include the operating assets and working capital of the Company's feed mill in Armstrong, B.C. and the sale of a U.S. partnership interest held by Demeter. Neither of these divestitures is expected to have a material impact on future operating results.

5.1.4 Contractual Obligations

The Company's contractual obligations due for each of the next five years and thereafter are summarized below:

Contractual Obligations *(in thousands)*
(Unaudited)

	Payments Due by Period				
	Total	**Less than 1 Year**	**1 to 3 Years**	**3 to 5 Years**	**After 5 Years**
Balance Sheet Obligations					
Long-term debt	**$ 293,282**	$ 43,299	$ 99,827	$ 43,085	$ 107,071
9% convertible unsecured subordinated debentures	**105,000**	-	105,000	-	-
Reclamation provision	**16,528**	6,114	6,143	1,801	2,470
Other long-term obligations	**5,456**	-	456	-	5,000
	420,266	49,413	211,426	44,886	114,541
Other Contractual Obligations					
Operating leases	**76,345**	14,922	21,631	11,600	28,192
Purchase obligations [1]	**293,018**	275,545	16,085	1,388	-
	369,363	290,467	37,716	12,988	28,192
Total Contractual Obligations	**$ 789,629**	$ 339,880	$ 249,142	$ 57,874	$ 142,733

[1] Substantially all of the purchase obligations represent contractual commitments to purchase commodities and products for resale.

5.2 Debt

5.2.1 Debt Ratings

On June 16, 2006, Standard & Poor's Ratings Services affirmed its ratings on Agricore United, including its 'BB' long-term corporate credit rating and revised the outlook for the Company to stable from negative. On July 21, 2006, Standard & Poor's rated the Company's Revolving Facility 'BB+' with a recovery rating of "1". On July 31, 2006, Moody's Investors Service issued an initial rating for the Company of 'Ba3' with a stable outlook and a liquidity rating of 'SGL-2'. The current debt ratings of the Company are reflected in the following table:

	Revolving Facility	**Senior Long-term Debt**	**Series 'A' & 'B' Notes**	**9% Convertible Unsecured Subordinated Debentures**	**Series 'A' Convertible Preferred Shares**
Standard & Poor's [1]	BB+	BB	BB	B+	na
Dominion Bond Rating Service Limited [2]	na	BB	BB (low)	na	Pfd-4 (middle)
Moody's Investors Service [3]	Ba2	na	na	na	na

[1] As at July 21, 2006
[2] As at May 4, 2006
[3] As at July 31, 2006

In connection with the Company's proposed refinancing (discussed below in Section "5.2.2 Short-term Debt" and Section "6 Outlook") Moody's Investors Service also issued an initial rating on the Company's proposed



senior secured Term B Loan of 'Ba3', and Standard & Poor's issued a rating of 'BB' with a recovery rating of "3" on the senior secured Term B Loan.

5.2.2 *Short-term Debt*

Short-term Debt *For the periods ended July 31 (in thousands)* *(Unaudited)*	*Nine Months* **2006**	*(Restated - Note 10)* 2005	*Better (Worse)*	*Trailing Twelve Months ended* **2006**
Cash flow provided by operations	**$ 83,149**	$ 84,555	$ (1,406)	**$ 73,896**
Decrease (increase) in non-cash working capital	**38,015**	29,833	8,182	**(59,619)**
Other non-cash increases (decreases) in working capital	**(457)**	162	(619)	**(361)**
	120,707	114,550	6,157	**13,916**
Net capital expenditures and investments	**(28,354)**	(31,220)	2,866	**(38,319)**
Financing activities				
Scheduled debt repayments, net of advances	**(29,331)**	(28,718)	(613)	**(39,254)**
Dividends paid	**(5,187)**	(5,183)	(4)	**(6,550)**
Deferred financing and other costs	**(2,100)**	(3,194)	1,094	**(2,977)**
Member and staff loan repayments, net	**(854)**	(440)	(414)	**(905)**
Share capital issued (redeemed), net of issue costs	**356**	283	73	**439**
Cash on deposit	**(19,588)**	(31,481)	11,893	**25,517**
Sources (uses) of cash	**35,649**	14,597	21,052	**(48,133)**
Bank loans, beginning of the period	**(178,185)**	(109,000)	(69,185)	**(94,403)**
Bank loans, end of the period	**(142,536)**	(94,403)	(48,133)	**(142,536)**
Member and employee loans	**(21,776)**	(22,681)	905	**(21,776)**
Bank and other loans	**$ (164,312)**	$ (117,084)	$ (47,228)	**$ (164,312)**
Revolving Credit Facility:				
Outstanding letters of credit	**$ 23,378**	$ 63,439	$ 40,061	
Available uncommitted short-term revolving facility	**$ 142,982**	$ 147,271	$ (4,289)	
Revolving facility	**$ 300,000**	$ 300,000	$ -	

Bank loans of $142.5 million at July 31, 2006, which includes $8.5 million (2005 – $5.4 million) in borrowings of subsidiaries and joint ventures, were $48.1 million higher than a year earlier, although net sources of cash of $21.1 million reduced short-term debt compared to the beginning of the year.

The change in non-cash working capital improved $7.6 million over the nine months ended July 31, 2006, due to seasonal changes in working capital requirements compared to the prior year, offset by a $1.4 million decrease in cash flow provided by operations (see "5.1.1 Cash Flow Provided by Operations" on page 13). Net capital expenditures and investments decreased by $2.9 million, as the construction of the Carman Bean Plant was largely completed in the prior year.

Under the terms of the Company's loan agreements, scheduled long-term debt repayments increased marginally during the most recent nine months. An $11.9 million decrease in cash and cash equivalents compared to last year largely reflected a decrease in cash held by its subsidiaries and joint ventures pending the settlement of trade credit obligations or the distribution of cash to the subsidiaries' shareholders and joint venture parties. Cash distributions from the Company's principal subsidiaries (those in which the Company has at least a 50% interest) occur at regular intervals and the Company maintains an active role in all decisions affecting cash distributions from these subsidiaries.

The Company's outstanding letters of credit at July 31, 2006 decreased by $40.1 million compared to the prior year, due mainly to the reduction of credit security provided in support of the Company's grain volume insurance program. The remaining outstanding letters of credit are issued in the normal course of business in support of debt related to the Company's interest in the Cascadia Terminal, trading activities on the Winnipeg Commodity Exchange and as security for electronic data interchange and other wire payments.



The Company's available uncommitted short-term revolving facility (excluding debt of subsidiaries and joint ventures) at July 31, 2006 decreased by $4.3 million to $143.0 million as a result of the Company increasing its bank loans by $48.1 million, offset in part by the $40.1 million decrease in letters of credit outstanding. Based on the underlying borrowing base, $300 million was available on the short-term facility at July 31, 2006.

On May 15, 2006, the Company finalized an independent financing line for its U.S. based subsidiary, Demeter, directly through a U.S. banking institution, thus significantly mitigating the Company's future exposure to U.S. currency fluctuations. The new facility consists of a US$8.5 million revolving demand credit facility with an interest rate on outstanding balances at the U.S. prime rate and a US$2.5 million term facility maturing on April 30, 2011, with an interest rate based on the U.S. prime rate plus 0.5%. The proceeds of these new facilities were used to settle inter-company debt financing previously provided by the Company to Demeter.

Additionally, as discussed in Note 12 of the quarterly financial statements, on September 6, 2006, subsequent to the third quarter, the Company renegotiated some of its debt financing arrangements to provide for a US$138 million senior secured term loan (the "Term B Loan"). Proceeds of US$50 million will be used to finance the Company's acquisition of Hi-Pro, and the balance of US$88 million will be used to repay the existing Syndicated Term Loan and for general corporate purposes. The Term B Loan matures September 2013, is repayable in quarterly installments of US$345,000 to maturity (or may be repaid in full at any time without premium) and carries a floating interest rate of US LIBOR plus 1.75%. The Term B Loan will rank *pari passu* with the Company's Term Notes, Series A Notes and Series B Notes, which are secured by specific charges over material fixed assets and a floating charge over all other assets of the Company and its material wholly-owned subsidiaries.

Concurrent with these arrangements, the Company arranged for a three-year revolving facility with a syndicate of banks, to replace its existing facility expiring in February, 2007. The new revolving facility matures November 30, 2009, increases the seasonal limit between January 1 and May 31 from $475 million to $525 million and reduces the carrying cost to between prime and prime plus 0.9% (depending on the Company's fixed charge ratio). The security on this facility is consistent with that described in Note 8 of the October 31, 2005 annual consolidated financial statements.

Cash flow provided by operations of $73.9 million for the twelve months ended July 31, 2006 exceeded the $38.3 million invested in net capital expenditures, investments and other assets by $35.6 million. Scheduled principal repayments on long-term debt and shareholder dividends totaled $45.8 million over the same period.

5.3 Off-Balance Sheet Obligations and Arrangements

5.3.1 Pension Plan

At July 31, 2006, the market value of aggregate plan assets of the Company's various defined benefit plans exceeded the aggregate accrued benefit obligations. The Company has applied to the Office of the Superintendent of Financial Institutions ("OSFI") to merge two defined benefit plans with an aggregate surplus of $17.6 million and two defined benefit plans with an aggregate deficit of $11.7 million, which would result in the Company having two defined benefit plans, each with an aggregate surplus. Subsequent to the quarter end, OSFI approved the Company's amalgamation application to combine two of the defined benefit plans, such that the new combined plan will be in a net surplus position. However, if OSFI were to decline the amalgamation application for the other two defined benefit plans, the Company will be required to fund a defined benefit plan deficit over a period of five to fifteen years. The Company reported a deferred pension asset of $14 million in Other Assets at July 31, 2006. The Company made $473,000 in cash contributions to its defined benefit plans and $4.7 million in cash contributions to the defined contribution and multi-employer plans for the nine months ended July 31, 2006 (compared to the pension expense of $4.3 million recorded in the financial statements).



5.3.2 Agricore United Financial and Unifeed Financial

AU Financial provides working capital financing, through a Canadian Schedule I chartered bank, for producers to purchase the Company's crop nutrition products, crop protection products and seed. Outstanding credit of $376.0 million at July 31, 2006 advanced through AU Financial, increased from outstanding credit of $375.2 million at the same date last year, due to a slight increase in credit sales. About 87% of outstanding credit is related to AU Financial's highest credit rating categories, a modest reduction compared to about 88% at the same date last year. The Company indemnifies the bank for 50% of future losses under AU Financial to a maximum limit of 5% of the aggregate qualified portfolio balance. The Company's aggregate indemnity will vary at any given time with the size of the underlying portfolio.

Unifeed Financial provides additional working capital financing, through a Canadian Schedule I chartered bank, for livestock producers to purchase feeder cattle, feeder hogs and related feed inputs under terms that do not require payment until the livestock is sold. The customer base for Unifeed Financial tends to be smaller with individually larger average credit balances than AU Financial. Unifeed Financial approved $65.0 million (2005 - $43.3 million) in credit applications of which customers had drawn $41.3 million (2005 - $19.1 million) at July 31, 2006. The increase in credit compared to the prior year reflects the transition of customers from other credit programs previously provided by the Company. The Company has indemnified the bank for aggregate credit losses of up to $8.3 million based on the first 20% to 33% of new credit issued on an individual account as well as for credit losses, shared on an equal basis, of up to 5% of the aggregate qualified portfolio balance. The Company's aggregate indemnity will vary at any given time with the credit rating of underlying accounts and the aggregate credit outstanding.

5.3.3 Securitization Arrangement

As at July 31, 2006, the Company had securitized $39.3 million of amounts it is entitled to receive in respect of CWB grain compared with $71.8 million at July 31, 2005. About $7.8 million of such receivables remained unsecuritized at July 31, 2006 compared with $3.8 million at July 31, 2005. The reduction in securitized amounts at July 31, 2006 compared to the prior year reflects a change in the timing and level of reduced CWB activity in the current year.

5.4 Market Capitalization

The market capitalization of the Company's 45,424,993 issued and outstanding Limited Voting Common Shares at September 1, 2006 was $354 million or $7.80 per share compared with the Company's book value of $11.04 per share[2] ($10.20 per share fully diluted) at July 31, 2006. The issued and outstanding Limited Voting Common Shares at September 1, 2006, together with securities convertible into Limited Voting Common Shares, are summarized in the following table.

---

[2] *Book value per share is derived by dividing the shareholders' equity at the end of the period by the total number of Limited Voting Common Shares outstanding at the end of the period as if the Series "A" convertible preferred shares had been converted on a 1:1 basis. The fully diluted book value per share is derived by dividing the shareholders' equity (including the Convertible Unsecured Subordinated Debentures (the "Debentures") and the value of executive stock options) at the end of the period by the total number of Limited Voting Common Shares outstanding at the end of the period as if the Series "A" convertible preferred shares, executive stock options and the Debentures had been fully converted.*



As at September 1, 2006 *(Unaudited)*	
Issued and outstanding Limited Voting Common Shares	45,424,993
Securities convertible into Limited Voting Common Shares:	
$105,000,000 - 9% convertible unsecured subordinated debentures, maturing November 30, 2007, convertible at 133.3333 shares per $1,000 principal amount	14,000,000
Series "A" convertible preferred shares, non-voting, $1 dividend per share, cumulative, convertible (1:1 basis), callable at $24	1,104,369
Stock Options	1,052,001
	61,581,363

5.5 *Financial Ratios*

The Company's total funded debt (excluding the Debentures), net of cash, of $401.4 million at July 31, 2006 increased by $33.5 million compared to the same date last year due to dividends, financing expenses, sustaining investment in property, plant, equipment and other assets and increased non-cash working capital, offset by scheduled repayments of long-term debt as noted above under "3.3 Interest and Securitization Expenses". The Company's average funded debt, net of cash, was $491 million for the twelve months ended July 31, 2006 (2005 - $430 million) compared to $442 million for the twelve months ended October 31, 2005.

Financial Ratios *(in thousands - except percentages and ratios)* *(Unaudited)*	*As at July 31* **2006**	2005	Better (Worse)	*Trailing Twelve Months ended July 31* **2006**	2005	Better (Worse)
Funded debt (excluding the Debentures), net of cash	**$ 401,416**	$ 367,925	$ (33,491)	**$ 491,437**	$ 430,057	$ (61,380)
EBITDA				**$ 129,018**	$ 116,392	$ 12,626
Ratios						
Current Ratio	**1.37 x**	1.41 x	(0.04 pt)			
Net Funded Debt to Capitalization	**39.4%**	37.6%	(1.8 pt)	**45.5%**	42.4%	(3.1 pt)
Earnings based Ratios						
EBITDA to Fixed Charges				**1.04 x**	0.87 x	0.17 pt
Average Net Debt to TTM EBITDA				**3.81 x**	3.69 x	(0.12 pt)

The Company's leverage ratio (net funded debt to capitalization) fluctuates materially from month-to-month due to underlying seasonal variations in short-term debt used to finance working capital requirements, reflecting increased purchases of grain beginning in the fall and crop inputs inventory through the winter and early spring, as well as price volatility in the commodities handled, all of which cannot be financed entirely with trade credit. The Company's leverage ratio typically declines to its lowest quarterly level at July 31, representing the Company's core non-seasonal level of working capital. Measured on an average trailing twelve-month basis, the Company's leverage ratio increased to 45.5% for the period ended July 31, 2006 from 42.4% and 43.1% for the twelve months ended July 31, 2005 and October 31, 2005, respectively. Meanwhile, the Company's EBITDA to Fixed Charge ratio has improved steadily, increasing to 1.04 for the twelve months ended July 31, 2006, compared to 0.87 and 0.98 for the twelve months ended July 31, 2005 and October 31, 2005 respectively.


Agricore
United


Net Funded Debt to Capitalization
Trailing Twelve Month ("TTM") Average
59.0%
53.0%
47.0%
41.0%
35.0%
Jan-02
Jul-02
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Jul-06


Net Funded Debt to Capitalization
55.0%
50.0%
45.0%
40.0%
35.0%
30.0%
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul
Average
Current Yr

6. Outlook

In addition to other sections of the Company's report, this section contains forward-looking information and actual outcomes may differ materially from those expressed or implied therein. For more information, see "Forward-Looking Information" on page 3 of this report.

Statistics Canada estimated total western Canadian production of 53.5 million tonnes of the six major grains for the 2005 growing season. Over the 10 years ended July 31, 2005, (including the effects of the 2001 drought but excluding the effects of the unusual 2002 drought), an average of about 63% of total production was delivered into the primary elevator system operated by licenced grain handlers. Based on these averages, the primary elevator network would expect to take delivery of about 33.7 million tonnes of the 2005 crop for shipment in 2006. Industry shipments of 24.5 million tonnes for the nine months to July 31, 2006, represent about 73% of the estimated 33.7 million tonnes of the 2005 crop to be received, which is reasonably aligned with expectations for the year to date, and Agriculture and Agri-food Canada's estimate of the 3.1 million tonne increase in carry-out stocks over the prior year . Such carry-out stocks remain available for future industry shipments, either in the fourth quarter or in the Company's 2007 fiscal year.

On August 25, 2006, Statistics Canada estimated total 2006 production of 47.9 million tonnes for the six major grains, reflecting average yields. Production in Manitoba is anticipated to rebound strongly in 2006, up about 47% from 2005, when excessive moisture conditions devastated crops, while Saskatchewan production is estimated to fall about 19%, due in part to flooding in north-east Saskatchewan where farmers were unable to seed over 1 million acres. As the Company's market share is weighted heavier in Manitoba than in Saskatchewan, this is expected to have a favourable impact on the Company's overall percentage of industry shipments in the 2007 fiscal period.

Harvest progress is ahead of normal for this time of year and while yields are expected to be within an average range, the early indications are for a better than average quality wheat crop. This is in contrast to the poor quality crops that we have experienced over the past two years and combined with strong export demand, should lead to solid grain throughput and blending opportunities. Exports of non-CWB grains, such as canola, have been strong so far this year and increasing demand in the biofuels and traditional use markets suggests that there will continue to be strong demand for canola from a growing number of international customers.

The earlier harvest this year, combined with improvements in yield and crop quality, significant vegetative growth and prevailing commodity prices, will be important contributors to fall fertilizer sales activity before the end of the current fiscal year.



Despite increases in feed prices, abundant feed ingredients are expected to continue to benefit western Canadian livestock and poultry producers. The hog market has seen some rebound in prices over recent weeks, and futures prices suggest stronger markets over the next six to nine months.

The Company's OG&A expenses increased by less than 1% in the nine months ended July 31, 2006 compared to the same period last year. While there have been some non-recurring items in expenses for the current year, the Company continues to believe that it will be able to limit the growth in OG&A expenses in fiscal 2006 to less than the rate of inflation.

As announced last quarter, consistent with one of its strategic intents, the Company executed the acquisition of Hi-Pro on August 14, 2006, significantly expanding its livestock services division into the south-west United States, a region that represents one of the highest growth markets in the U.S. dairy industry. While not necessarily indicative of future performance, on a pro-forma basis for the trailing twelve months to July 31, 2006, the EBITDA reported by Hi-Pro would have increased the Livestock segment's contribution to consolidated EBITDA to about 22% from 15%. As the key drivers in the livestock division are less correlated to those in the grain and crop inputs segments of the business, the acquisition may not only provide additional diversification from existing business risks, but the geographical expansion could further mitigate the Company's exposure to a number of regional environmental, economic and political conditions specific to the livestock segment.

As discussed in "5.2.2 Short-term Debt" on page 16, the Company finalized new debt arrangements on September 6, 2006, with proceeds to be used to finance the acquisition of Hi-Pro Feeds and repay the Company's existing Syndicated Term Loan. Associated with the new arrangements, the Company will be settling an existing interest rate swap, which is expected to result in a settlement loss of about $2.2 million in the fourth quarter. Improved pricing has been negotiated under these arrangements, as the existing $83 million Syndicated Term Loan carried a fixed interest rate of 9.65%, while the new Term B Loan will be priced at U.S. LIBOR + 1.75 (or about 7.25%). The interest on the new debt will float with LIBOR, however an interest rate swap of US$50 million with a Schedule I bank was purchased to hedge a portion of the floating interest rate component. Additionally, a more favourable pricing grid has been negotiated on the Revolving Facility, contributing additional savings, and the Revolving Facility has been extended for a three year term, expiring November 2009. The incremental debt incurred to finance the Hi-Pro Feeds acquisition will be serviced from the incremental earnings derived from that operation.



Consolidated Balance Sheets

As at July 31 (in thousands) *(Unaudited)*	2006	(Restated - Note 10) 2005	October 31, 2005
ASSETS			
Current Assets			
Cash and cash equivalents	**$ 56,178**	$ 81,695	$ 36,590
Accounts receivable (Note 5)	**179,012**	164,595	242,941
Inventories	**318,369**	282,792	382,009
Prepaid expenses	**13,007**	11,405	17,106
Future income taxes	**18,547**	2,693	19,417
	585,113	543,180	698,063
Property, Plant and Equipment	**639,080**	652,509	657,074
Other Assets	**70,547**	60,428	65,976
Goodwill	**21,189**	28,264	21,189
Intangible Assets	**16,515**	16,500	16,590
Future income taxes	**4,884**	31,545	18,307
	$ 1,337,328	$ 1,332,426	$ 1,477,199
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities			
Bank and other loans (Note 6)	**$ 164,312**	$ 117,084	$ 200,815
Accounts payable and accrued expenses	**219,580**	227,603	313,233
Dividends payable	**1,362**	1,361	2,464
Current portion of long-term debt	**43,299**	39,299	39,303
Future income taxes	**9**	439	272
	428,562	385,786	556,087
Long-term Debt	**249,983**	293,237	283,310
Convertible Debentures	**105,000**	105,000	105,000
Other Long-term Liabilities	**35,024**	35,925	35,434
Future income taxes	**5,135**	7,113	7,285
Shareholders' Equity			
Share capital (Note 7)	**460,679**	460,240	460,323
Currency translation account (Note 10)	**(427)**	-	-
Contributed surplus	**1,891**	1,593	1,593
Retained earnings	**51,481**	43,532	28,167
	513,624	505,365	490,083
	$ 1,337,328	$ 1,332,426	$ 1,477,199



Consolidated Statements of Earnings and Retained Earnings

For the periods ended July 31 (in thousands, except per share amounts) *(Unaudited)*	*Third Quarter* **2006**	*(Restated - Note 10)* 2005	*Nine Months* **2006**	*(Restated - Note 10)* 2005
Sales and revenue from services (Note 4)	**$ 1,177,467**	$ 1,021,251	**$ 2,291,667**	$ 2,209,351
Gross profit and net revenue from services (Note 4)	**200,754**	194,812	**376,035**	374,622
Operating, general and administrative expenses (Note 4)	**(90,599)**	(91,909)	**(251,221)**	(250,089)
Earnings before the undernoted (Note 4)	**110,155**	102,903	**124,814**	124,533
Depreciation and amortization (Note 4)	**(14,666)**	(14,936)	**(42,724)**	(45,684)
	95,489	87,967	**82,090**	78,849
Gain on disposal of assets	**715**	519	**733**	601
Interest and securitization expenses	**(12,015)**	(11,653)	**(39,830)**	(38,047)
	84,189	76,833	**42,993**	41,403
Provision for income taxes				
Current portion	**(179)**	(2,202)	**(1,436)**	(4,529)
Future portion	**(27,996)**	(26,344)	**(14,158)**	(11,365)
Net earnings for the period	**56,014**	48,287	**27,399**	25,509
Retained earnings (deficit), beginning of period	**(3,171)**	(3,394)	**28,167**	21,941
Dividends	**(1,362)**	(1,361)	**(4,085)**	(3,918)
Net earnings for the period	**56,014**	48,287	**27,399**	25,509
Retained earnings, end of period	**$ 51,481**	$ 43,532	**$ 51,481**	$ 43,532
Basic earnings per share (Note 1)	**$ 1.23**	$ 1.06	**$ 0.59**	$ 0.54
Diluted earnings per share (Note 1)	**$ 0.95**	$ 0.82	**$ 0.52**	$ 0.49


Agricore
United

Consolidated Statements of Cash Flows

For the periods ended July 31 (in thousands) *(Unaudited)*	*Third Quarter* 2006	*Third Quarter (Restated - Note 10)* 2005	*Nine Months* 2006	*Nine Months (Restated - Note 10)* 2005
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net earnings for the period	**$ 56,014**	$ 48,287	**$ 27,399**	$ 25,509
Adjustments for:				
Depreciation and amortization	**14,666**	14,936	**42,724**	45,684
Employee future benefits	**(218)**	973	**(430)**	2,595
Investment tax credits	**-**	-	**(2,075)**	-
Future Net earnings tax recovery	**27,996**	26,344	**14,158**	11,365
Equity loss (earnings) from investments, net of distributions	**(188)**	(450)	**1,317**	(1,299)
Stock-based compensation	**(280)**	-	**298**	549
Gain on disposal of assets	**(715)**	(519)	**(733)**	(601)
Other long-term liabilities	**163**	188	**491**	753
Cash flow provided by operations	**97,438**	89,759	**83,149**	84,555
Changes in non-cash working capital	**126,402**	74,887	**37,558**	29,995
	223,840	164,646	**120,707**	114,550
CASH FLOWS FROM INVESTING ACTIVITIES:				
Business acquisitions, net of cash acquired (Note 9)	**-**	-	**(3,990)**	-
Property, plant and equipment expenditures	**(6,692)**	(6,527)	**(18,299)**	(29,602)
Proceeds from disposal of property, plant and equipment	**1,462**	1,858	**4,197**	3,886
Decrease (increase) in other assets	**(1,137)**	2,924	**(10,262)**	(5,504)
	(6,367)	(1,745)	**(28,354)**	(31,220)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Decrease in bank and other loans	**(171,785)**	(122,784)	**(36,503)**	(15,037)
Proceeds from long-term debt	**-**	-	**21**	675
Long-term debt repayments	**(7,431)**	(7,435)	**(29,352)**	(29,393)
Deferred financing expenditures	**(194)**	(260)	**(751)**	(2,013)
Decrease in other long-term liabilities	**(1,168)**	(271)	**(1,349)**	(1,181)
Share capital issued	**112**	111	**356**	283
Dividends	**(1,362)**	(1,360)	**(5,187)**	(5,183)
	(181,828)	(131,998)	**(72,765)**	(51,849)
CHANGE IN CASH AND CASH EQUIVALENTS	**35,645**	30,903	**19,588**	31,481
Cash and cash equivalents at beginning of period	**20,533**	50,792	**36,590**	50,214
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**$ 56,178**	$ 81,695	**$ 56,178**	$ 81,695
SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION				
Cash payments of interest	**$ (12,314)**	$ (12,767)	**$ (40,120)**	$ (39,062)
Cash recovery (payments) of taxes	**$ (1,109)**	$ 1,805	**$ (4,877)**	$ (3,897)



Notes to the Consolidated Financial Statements

(Unaudited)

1. Earnings Per Share

For the nine months ended July 31	2006			*(Restated - Note 10)* 2005		
(in thousands, except per share amounts - unaudited)	Amount	Shares	Per Share	Amount	Shares	Per Share
Net earnings for the period	$ 27,399			$ 25,509		
Less:						
Preferred share dividend	(828)			(828)		
Basic earnings per share	$ 26,571	45,391	$ 0.59	$ 24,681	45,338	$ 0.54
Add :						
Executive stock options	-	13		-	19	
Interest on convertible debentures - net of income tax	4,607	14,000		4,536	14,000	
Diluted earnings per share	$ 31,178	59,404	$ 0.52	$ 29,217	59,357	$ 0.49

For the third quarter ended July 31	2006			*(Restated - Note 10)* 2005		
(in thousands, except per share amounts - unaudited)	Amount	Shares	Per Share	Amount	Shares	Per Share
Net earnings for the period	$ 56,014			$ 48,287		
Less:						
Preferred share dividend	(276)			(276)		
Basic earnings per share	$ 55,738	45,408	$ 1.23	$ 48,011	45,350	$ 1.06
Add :						
Preferred share dividend	276	1,104		276	1,104	
Executive stock options	-	27		-	23	
Interest on convertible debentures - net of income tax	1,536	14,000		1,512	14,000	
Diluted earnings per share	$ 57,550	60,539	$ 0.95	$ 49,799	60,477	$ 0.82

Basic earnings per share is derived by deducting the pro rata share of annual dividends on preferred shares from earnings for the period and dividing this total by the weighted average number of Limited Voting Common Shares outstanding for the period. The effect of potentially dilutive securities (preferred shares) for the nine months ended July 31, 2006 and July 31, 2005 was excluded as the result would be anti-dilutive.

2. Accounting Principles

These interim unaudited consolidated financial statements are based on accounting principles consistent with those used and described in the October 31, 2005 annual consolidated financial statements except as described in Note 10. However, these financial statements do not include all of the information and disclosures required for annual financial statement presentation. The interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended October 31, 2005.

3. Seasonal Nature of Business

The Company's earnings follow the seasonal activity pattern of prairie grain production. Activity peaks in the spring as new crops are sown and in the fall as mature crops are harvested. Sales of Crop Production Services products (seed, crop nutrients and crop protection products) peak during May through July, corresponding with the start of the growing season, followed by increased levels of crop nutrient sales in the late fall. Although relatively steady throughout the year, Livestock Services feed sales tend to peak during the winter months as feed consumption increases. Financial Markets agency fees follow the related pattern of sales of the underlying activity of either Crop Production Services or Livestock Services. Sales patterns have a significant impact on the level of earnings and generally result in lower earnings throughout the early months of the fiscal year, with significant increases occurring in the third quarter ended July 31.



4. Segment Information

For the periods ended July 31 (in thousands) *(Unaudited)*	*Third Quarter* **2006**	*(Restated - Note 10)* 2005	*Nine Months* **2006**	*(Restated - Note 10)* 2005
SALES AND REVENUE FROM SERVICES				
Grain Handling	$ **552,129**	387,486	$ **1,390,015**	1,245,910
Crop Production Services	**571,916**	570,519	**718,751**	768,152
Livestock Services	**61,671**	69,612	**204,957**	210,460
Financial Markets & Other Investments	**1,824**	1,854	**5,812**	6,271
	1,187,540	1,029,471	**2,319,535**	2,230,793
Less: Intersegment Sales*	**(10,073)**	(8,220)	**(27,868)**	(21,442)
	$ **1,177,467**	$ 1,021,251	$ **2,291,667**	$ 2,209,351
GROSS PROFIT AND NET REVENUE FROM SERVICES				
Grain Handling	$ **71,899**	$ 57,481	$ **187,392**	$ 158,673
Crop Production Services	**113,868**	122,903	**141,428**	168,864
Livestock Services	**13,163**	12,574	**41,403**	40,814
Financial Markets & Other Investments	**1,824**	1,854	**5,812**	6,271
	$ **200,754**	$ 194,812	$ **376,035**	$ 374,622
OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES				
Grain Handling (Note 10)	$ **(39,277)**	$ (38,149)	$ **(114,928)**	$ (108,559)
Crop Production Services (Note 10)	**(33,578)**	(35,237)	**(80,884)**	(85,395)
Livestock Services (Note 10)	**(7,277)**	(8,330)	**(25,116)**	(24,844)
Financial Markets & Other Investments	**(985)**	(1,309)	**(2,373)**	(3,675)
Corporate (Note 10)	**(9,482)**	(8,884)	**(27,920)**	(27,616)
	$ **(90,599)**	$ (91,909)	$ **(251,221)**	$ (250,089)
EBITDA				
Grain Handling	$ **32,622**	$ 19,332	$ **72,464**	$ 50,114
Crop Production Services	**80,290**	87,666	**60,544**	83,469
Livestock Services	**5,886**	4,244	**16,287**	15,970
Financial Markets & Other Investments	**839**	545	**3,439**	2,596
Corporate	**(9,482)**	(8,884)	**(27,920)**	(27,616)
	$ **110,155**	$ 102,903	$ **124,814**	$ 124,533
DEPRECIATION AND AMORTIZATION				
Grain Handling	$ **(7,207)**	$ (7,060)	$ **(20,651)**	$ (22,374)
Crop Production Services	**(4,875)**	(5,238)	**(14,449)**	(15,204)
Livestock Services	**(985)**	(1,061)	**(2,941)**	(3,175)
Financial Markets & Other Investments	**(72)**	(53)	**(238)**	(148)
Corporate	**(1,527)**	(1,524)	**(4,445)**	(4,783)
	$ **(14,666)**	$ (14,936)	$ **(42,724)**	$ (45,684)
EBIT				
Grain Handling	$ **25,415**	$ 12,272	$ **51,813**	$ 27,740
Crop Production Services	**75,415**	82,428	**46,095**	68,265
Livestock Services	**4,901**	3,183	**13,346**	12,795
Financial Markets & Other Investments	**767**	492	**3,201**	2,448
Corporate	**(11,009)**	(10,408)	**(32,365)**	(32,399)
	$ **95,489**	$ 87,967	$ **82,090**	$ 78,849
*INTERSEGMENT SALES				
Grain Handling	**(9,627)**	(8,210)	**(27,422)**	(21,432)
Crop Production Services	**(446)**	(10)	**(446)**	(10)
	$ **(10,073)**	$ (8,220)	$ **(27,868)**	$ (21,442)



5. Securitization

At July 31, 2006, grain held for the account of the CWB is reported net of securitized amounts of $39.3 million (2005 - $71.8 million). The table below summarizes certain cash flows related to the transfer of receivables during the period:

As at July 31, 2006 (in thousands) *(Unaudited)*	
Proceeds from new securitizations	$ 43,000
Proceeds from collections not reinvested	$ (3,666)

The net cost of these transactions is included in interest and securitization expenses in the Consolidated Statements of Earnings and Retained Earnings.

6. Bank and Other Loans

a) ***Renewal of Revolving Facility*** – On February 27, 2006, the Company renewed its revolving facility, which matured February 27, 2006, with a facility expiring February 26, 2007. Apart from a more favorable pricing grid, the financial terms and underlying security are consistent with those described in Note 8 of the October 31, 2005 annual consolidated financial statements.

b) ***New Commercial Revolving Credit Agreement*** – On May 15, 2006, the Company's wholly-owned U.S. subsidiary, Demeter (1993) Inc. ("Demeter"), obtained a new US$11 million secured credit facility from a U.S. financial institution, consisting of a US$8.5 million revolving demand credit facility with an interest rate on outstanding balances at U.S. prime rate and a US$2.5 million term facility maturing on April 30, 2011 with an interest rate of U.S. prime rate plus 0.5%. The proceeds of these new facilities were used to settle inter-company debt financing previously provided by the Company to Demeter.

7. Share Capital

The table below summarizes the issued and outstanding Limited Voting Common Shares and securities convertible into Limited Voting Common Shares:

As at July 31 *(Unaudited)*	**2006**	2005
Issued and outstanding Limited Voting Common Shares	**45,408,733**	45,351,169
Securities convertible into Limited Voting Common Shares:		
9% convertible unsecured subordinated debentures, maturing November 30, 2007, convertible at 133.3333 shares per $1,000 principal amount	**14,000,000**	14,000,000
Series "A" convertible preferred shares, non-voting, $1 dividend per share, cumulative, convertible (1:1 basis), callable at $24	**1,104,369**	1,104,369
Stock options	**1,052,001**	894,205
	61,565,103	61,349,743

As at July 31, 2006, the Company had reserved 183,632 Limited Voting Common Shares (2005 – 341,428) for granting under the Executive Stock Option Plan and 73,263 Limited Voting Common Shares (2005 – 99,664) for granting under the Directors Share Compensation Plan.



Stock options outstanding at July 31, 2006 have a range of exercise prices from $7.10 to $11.50 and a weighted average life of 6.15 years.

For the nine months ended July 31, 2006 (Unaudited)	**Number of Options**	**Weighted Average Exercise Price**
Outstanding at the beginning of the period	892,586	$ 9.53
Granted	165,000	7.10
Forfeited	(5,585)	9.70
Outstanding at end of period	1,052,001	$ 9.15
Exercisable at end of period	753,609	$ 9.69

8. Commitments, Contingencies and Guarantees

a) ***Letters of Credit*** – The Company has provided banking letters of credit to third parties for activities that are inherent in the nature of the agriculture industry. The terms range in duration and expire at various dates from October 2006 to September 2007. The amounts vary depending on underlying business activity or the specific agreements in place with the third parties. The outstanding letters of credit as at July 31, 2006 were $23.4 million (2005 - $63.4 million).

b) ***Indemnification of Accounts Receivable*** – Under the terms of an agreement with a Canadian Schedule I chartered bank (as described in Note 4 of the October 31, 2005 annual consolidated financial statements), the Company indemnifies the bank for 50% of future losses under AU Financial to a maximum limit of 5% of the aggregate qualified portfolio balance. As at July 31, 2006, the Company provided $4.1 million (2005 - $3.7 million) for actual and expected future losses.

Under the terms of an agreement with a Canadian Schedule I chartered bank, the Company indemnifies the bank for credit losses under Unifeed Financial based on the first 20% to 33% of new credit issued on an individual account, depending on the account's underlying credit rating, with losses in excess of these amounts shared on an equal basis with the bank up to 5% on the aggregate qualified portfolio balance. As at July 31, 2006, the Company provided $349,000 (2005 - $168,000) for actual and expected future losses.

c) ***Loan Guarantees*** – The Company is contingently liable under several guarantees given to third-party lenders who have provided long-term financing to certain independent hog producers. As at July 31, 2006, the current outstanding balance of these guarantees was $3.4 million (2005 - $3.9 million). These guarantees reduce as the underlying loans are repaid and expire between 2006 and 2014.

The Company is contingently liable under an unsecured guarantee given to a U.S. financial institution which has provided certain financing facilities to a wholly-owned foreign subsidiary, Demeter (1993) Inc.



9. Business Acquisitions

Effective December 16, 2005, the Company purchased the operating assets and working capital of Mattinson Farm Services Ltd. of Viking, Alberta. Effective February 22, 2006, the Company purchased the remaining 50% interest in its Lloydminster Joint Venture located in Lloydminster, Alberta. The acquisitions were accounted for using the purchase method and the results of operation of these businesses are included in the consolidated financial statements from the date of acquisition. The transactions are summarized as follows:

For the nine months ended July 31, 2006 (in thousands) *(Unaudited)*		
Net assets acquired		
Current assets	$	1,168
Property, plant & equipment		4,458
Current liabilities		(462)
Total purchase price	$	5,164
Less cash acquired		(1,164)
Net cash consideration	$	4,000

10. Accounting Policy Changes

a) ***Finite Insurance Layer*** – As previously disclosed in the fourth quarter of 2005, the Company changed its accounting policy for certain insurance contracts that provide for the recovery of premiums depending on claims experience. Previously, the premium payments were expensed as incurred and the potential recovery was treated as a contingent gain. Under the new policy, such premiums are accounted for as deposits with the insurer. This treatment is consistent with U.S. GAAP and the Company believes it will provide greater comparability with other companies using similar insurance products. This change in accounting policy has the effect of reducing OG&A expenses, improving EBITDA and pre-tax income by $5 million, increasing the income tax expense by $1.8 million and increasing income by $3.2 million for the nine months ended July 31, 2005 and increasing Accounts Payable by $352,000, decreasing Prepaid Expenses by $2.8 million, increasing Other Assets by $13.3 million and decreasing the long-term asset portion of Future Income Taxes by $3.4 million as at July 31, 2005.

b) ***Foreign Currency Translation*** – Effective May 15, 2006, as a result of the Company's wholly-owned subsidiary, Demeter (1993) Inc., obtaining independent financing (see Note 6(b)), the Company changed its policy of accounting for this subsidiary on a prospective basis from an integrated foreign operation to a self-sustaining foreign operation using the current rate method. Under the current rate method, monetary and non-monetary assets and liabilities denominated in foreign currencies are translated at the period-end exchange rate while revenues and expenses are translated at the rate of exchange prevailing at the transaction date. Exchange gains and losses arising from the translation of the financial statements of a self-sustaining enterprise are deferred and included in a currency translation account within shareholders' equity.

11. Sale of Vancouver Terminal

On May 12, 2006, a trustee was appointed to divest the Company's former United Grain Growers Limited Vancouver grain terminal ("Vancouver Terminal") in accordance with a consent agreement ("Consent Agreement") between Agricore United and the Commissioner of Competition dated October 17, 2002. The Consent Agreement was entered into in connection with the merger of United Grain Growers Limited and Agricore Cooperative Ltd. to form Agricore United and required the Company to divest a terminal at the Port of Vancouver.

The divestiture is expected to be completed when each of the Vancouver Port Authority, the Commissioner of Competition and the Company have consented to a prospective purchaser, the timing of which is



uncertain. The proceeds may be utilized for general corporate purposes, including the non-scheduled repayment of debt or sustaining capital reinvestment. The Company does not expect either the sale process or any potential disposition of the terminal to have a material impact on its ability to handle its grain originations in the Port of Vancouver. Agricore United retains operating control of the Vancouver Terminal until closing.

12. Subsequent Events

a) ***Acquisition of Assets of Hi-Pro Feeds*** – On August 14, 2006, Agricore United completed the acquisition of the assets of Hi-Pro Feeds, a feed manufacturing business headquartered in Friona, Texas, for US$38.5 million plus working capital. The acquisition will be accounted for using the purchase method and the results of operation of this business will be included in the Company's consolidated financial statements from the date of acquisition. The transaction is summarized as follows:

(in thousands of U.S. Dollars)
(Unaudited)

Net assets acquired		
Working capital (estimated) *	$	6,337
Property, plant & equipment		26,000
Goodwill & intangibles		12,500
Net cash consideration	$	44,837

** Working capital adjustments to be finalized within 45 days of the closing date.*

b) ***Revolving Facility*** – On September 6, 2006, the Company modified its revolving facility with a syndicate of banks, maturing February 26, 2007, on terms substantially similar to those described in Note 6(a), except for extending the term of the facility to November 30, 2009, increasing the seasonal borrowing limit between January 1 and May 31 from $475 million to $525 million and reducing the interest rate to between prime and prime plus 0.90% (depending on the Company's fixed charge ratio).

c) ***Long Term Debt*** – On September 6, 2006, the Company obtained from a consortium of lenders, a US$138 million senior secured institutional term loan ("Term B Loan") maturing August 2013, with a floating interest rate of US LIBOR plus 1.75%, repayable in quarterly installments of US$345,000 to maturity or in full at any time before maturity without premium. Of the proceeds, US$50 million will be advanced to the Company's wholly-owned subsidiary Agricore United Holdings Inc. ("AU Holdings") and its wholly-owned subsidiary Unifeed Hi-Pro Inc. to fund the acquisition of the assets of Hi-Pro Feeds. The balance of US$88 million will be used to repay at par the Company's Syndicated Term Loan, described in Note 9 to the October 31, 2005 annual consolidated financial statements, and for general corporate purposes. The new Term B Loan will rank *pari passu* with the Company's Term Notes, Series A Notes and Series B Notes, which are secured by specific charges over material fixed assets and a floating charge over all other assets of the Company and its material wholly-owned subsidiaries. An interest rate swap of US$50 million with a Schedule I bank was purchased to hedge the floating interest rate component of the Term B Loan advanced to AU Holdings.

d) ***Loss on Settlement of Syndicated Term Loan*** – On September 6, 2006, concurrently with the repayment of the Syndicated Term Loan, the Company terminated the interest rate swap contract used to fix the floating rate component of its Syndicated Term Loan, resulting in a loss on settlement of $2.2 million. Deferred financing costs of $538,000 associated with the Syndicated Term Loan were also written off.

e) ***Subsidiary Revolving Facility*** – Effective September 1, 2006, a wholly-owned subsidiary of the Company temporarily increased its US$10 million revolving credit facility, described in Note 8 of the October 31, 2005 annual consolidated financial statements, to US$16.2 million. The incremental facility of US$6.2 million expires November 15, 2006.



13. Comparative Amounts

Certain comparative amounts have been reclassified to conform to current year presentation.

Supplementary Shareholder Information

For the periods ended July 31	*Third Quarter*		*Nine Months*	
Trading Activity *(on Toronto Stock Exchange)*	**2006**	2005	**2006**	2005
Limited Voting Common Shares *(Symbol: AU.LV)*				
High	**$ 8.50**	$ 9.25	**$ 8.99**	$ 9.25
Low	**$ 7.50**	$ 7.65	**$ 6.40**	$ 7.50
Close	**$ 8.10**	$ 8.80	**$ 8.10**	$ 8.80
Volume	**1,768,857**	1,343,222	**8,572,565**	5,730,760
Series "A" Preferred shares *(Symbol: AU.PR.A)*				
High	**$ 16.75**	$ 17.70	**$ 16.75**	$ 17.70
Low	**$ 15.60**	$ 15.45	**$ 14.75**	$ 14.30
Close	**$ 16.75**	$ 17.00	**$ 16.75**	$ 17.00
Volume	**5,639**	7,688	**23,752**	56,286
9% convertible unsecured subordinated debentures *(Symbol: AU.DB)*				
High (per $100 principal)	**$ 108.00**	$ 129.50	**$ 120.95**	$ 130.00
Low (per $100 principal)	**$ 106.00**	$ 112.01	**$ 102.01**	$ 112.00
Close (per $100 principal)	**$ 108.00**	$ 112.01	**$ 108.00**	$ 112.01
Volume	**$ 90,000**	$ 342,000	**$ 2,168,000**	$ 3,902,000

As at July 31 *(Unaudited)*		
Book value per share	**$ 11.04**	$ 10.88
Fully diluted book value per share	**$ 10.20**	$ 10.08

Book value per share is derived by dividing the shareholders' equity at the end of the period by the total number of Limited Voting Common Shares outstanding at the end of the period as if the Series "A" Preferred Shares had been converted on a 1:1 basis. The fully diluted book value per share is derived by dividing the shareholders' equity (including the Debentures and the value of executive stock options) at the end of the period by the total number of Limited Voting Common Shares outstanding at the end of the period as if the Series "A" Preferred Shares, executive stock options and the Debentures had been fully converted.

SEC File No. 82-34725





AGRICORE UNITED DECLARES DIVIDENDS

September 7, 2006 (Winnipeg, Manitoba) – Agricore United's (TSX:AU) Board of Directors today declared an annual dividend of $1.00 per share on the Series A Convertible Preferred Shares and a dividend for the quarter of $0.03 per share on the Limited Voting Common Shares. Each dividend is payable on November 15, 2006 to shareholders of record at the close of business on October 16, 2006.

Agricore United is one of Canada's leading agri-businesses with headquarters in Winnipeg, Manitoba and extensive operations and distribution capabilities across western Canada as well as operations in the United States and Japan. Agricore United uses its technology, services and logistics expertise to leverage its network of facilities and connect agricultural customers to domestic and international customers and suppliers. The company's operations are diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial services. Agricore United's common shares are traded on the Toronto Stock Exchange under the symbol "AU".

-30-

For more information, contact:

Lori Robidoux
Vice-President,
Corporate Finance and Investor Relations
(204) 944-5656
lrobidoux@agricoreunited.com



FORM 52-109F2
MODIFIED CERTIFICATION OF INTERIM FILINGS

I, ***Brian Hayward, Chief Executive Officer, Agricore United***, certify that:

1) I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***Agricore United*** (the issuer) for the interim period ending ***July 31, 2006***;

2) Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3) Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4) The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: **September 7, 2006**

"Brian Hayward"

Brian Hayward
CEO

SEC File No. 82-34725


RECEIVED
SEP 11 P 12:52

FORM 52-109F2
MODIFIED CERTIFICATION OF INTERIM FILINGS

I, ***David Carefoot, Chief Financial Officer, Agricore United***, certify that:

1) I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***Agricore United*** (the issuer) for the interim period ending ***July 31, 2006***;

2) Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3) Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4) The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: **September 7, 2006**

"David Carefoot"

David Carefoot
CFO



SEC File No. 82-34725

Agricore United Completes Successful Refinancing

September 6, 2006 (Winnipeg) – Agricore United (TSX:AU) today announced it has successfully obtained a senior secured institutional term loan ("Term B Loan") for US$138 million, repayable in quarterly installments of US$345,000 with the balance at maturity in September 2013 or in full at any time before maturity without premium. Scotia Capital acted as the lead arranger for the Term B Loan.

"We're pleased with both the U.S. institutional market's interest in participating in this facility as well as the level of interest expressed by our existing term lenders," says Brian Hayward, Chief Executive Officer of Agricore United. "Although the initial commitments from the institutional lenders came in at almost twice the amount we were seeking to borrow, we had specific needs for the proceeds and limited our borrowing to the level necessary for the company's purposes."

Proceeds of US$50 million will be applied to repay a bridge loan used by the company's wholly-owned U.S. subsidiaries, Agricore United Holdings Inc. and Unifeed Hi-Pro Inc., for the acquisition of Hi-Pro Feeds completed on August 14, 2006. The balance of US$88 million, swapped into Canadian funds, will be used to repay the company's existing Syndicated Term Loan of C$83 million maturing November 30, 2007 and for general corporate purposes.

The new Term B Loan carries a floating interest rate of US LIBOR plus 1.75% (or currently about 7.25%), while the company's existing Syndicated Term Loan facility carried a fixed rate of 9.65%. The Term B Loan will rank pari passu with the company's remaining Term Notes, Series A Notes and Series B Notes, secured by specific charges over material fixed assets and a floating charge over all other assets of the company and its material wholly-owned subsidiaries. In connection with the refinancing, the company terminated an interest rate swap on the Syndicated Term Loan resulting in a loss on settlement of C$2.2 million. The company purchased a new interest rate swap of US$50 million with a Schedule I bank to fix the interest rate on a portion of the new Term B Loan's floating rate.

Concurrent with the Term B Loan, the company also arranged for a three-year Revolving Facility with its existing syndicate of banks to replace a 364-day Revolving Facility maturing on February 26, 2007. The new Revolving Facility matures on November 30, 2009, increases the seasonal limit between January 1 and May 31 from C$475 million to C$525 million and reduces the carrying cost to between prime and prime plus 0.9% (depending on the company's fixed charge ratio). The security for this facility is consistent with the security pledged on the existing Revolving Facility and the terms of this facility have been harmonized with the company's term debt.

"As a result of these successful refinancing efforts, the company has extended the tenure of its short- and long-term financing on improved terms and at lower rates," says Hayward, "This further enhances the company's ability to execute on its previously announced strategic intents."

Agricore United is one of Canada's leading agri-businesses with headquarters in Winnipeg, Manitoba and extensive operations and distribution capabilities across western Canada, as well as operations in the United States and Japan. Agricore United uses its technology, services and logistics expertise to leverage its network of facilities and connect agricultural customers to domestic and international customers and suppliers. The company's operations are diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial services. Agricore United's common shares are traded on the Toronto Stock Exchange under the symbol "AU".

– 30 –

FOR FURTHER INFORMATION PLEASE CONTACT:

David Carefoot
Chief Financial Officer
(204) 944-5651
dcarefoot@agricoreunited.com

Sherry Lees,
Corporate Treasurer,
(204) 944-5613
sherry_lees@agricoreunited.com